Exhibit 99.1

NEWS

Sequans Updates Q4 2011 Expectations and Business Outlook

Largest customer reduces Q4 shipments

Conference call scheduled for 8:00am EST on December 14, 2011

PARIS — December 13, 2011 — Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced it has revised its expectations for the quarter ending December 31, 2011 as a result of its largest customer’s request to take delivery of approximately 40% of the chips previously scheduled for delivery in December and to cancel the remainder of the scheduled shipment. Sequans now expects revenue for the fourth quarter of 2011 to be approximately $11 million, with non-IFRS gross margin around 50%. Based on this estimated revenue and gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.17) and ($0.18) for the fourth quarter of 2011, compared to the company’s previous guidance of a non-IFRS net loss per diluted share/ADS between ($0.05) and ($0.01) based on revenues of $20 to $23 million. Non-IFRS guidance excludes the impact of stock based compensation and non-recurring charges.

“As a result of this unexpected development, which the customer has informed us is due to the worldwide economic situation and reduced WiMAX demand, we now assume that we will make no shipments of product to, and recognize no revenues from, this customer in the first quarter of 2012,” said Georges Karam, Sequans CEO.

“While this development in our WiMAX business is disappointing, we are encouraged by our design wins as well as the general level of interest in our LTE solutions. We continue to believe that our LTE business will begin to ramp in the second half of 2012. Unfortunately, the small quantities of LTE chips we expect to ship in the first half of 2012 will not be sufficient to offset the greater than expected decline in our WiMAX business.”

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss updated guidance tomorrow, December 14, 2011 at 8:00am EST /14:00 CET. To participate in the live call, analysts and investors should dial 800-553-0318 (or +1 612-332-0634 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/webcasts-and-presentations/. A replay of the conference call will be available until January 14, 2012, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 228860.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly

Sequans Update for Q4 2011

changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) our dependence on a small number of customers for a significant portion of our revenues, which customers may modify or cancel purchase orders at any time, (ii) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (iii) unexpected increases in our expenses, including manufacturing expenses, (iv) inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (v) delays or cancellations in spending by our customers, (vi) unexpected average selling price reductions, (vii) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (viii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

About Sequans Communications

Sequans Communications S,A. (NYSE: SQNS) is a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers and original design manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, and China. www.sequans.com; Twitter: www.twitter.com/sequans.

Press contact: Kimberly Tassin, +1 425.736.0569, Kimberly@sequans.com

Investor contact: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com